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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-51390

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRADE-PMR, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2511 NW 41ST STREET**
(No. and Street)

| GAINESVILLE | FLORIDA | 32606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON
**CHARLES CHRISTENSEN** 2) 332-8723
le - Telephone No.)

SEC
Mail Processing
Section
MAR 06 2017
Washington DC
406

## B. ACC

INDEPENDENT PUBLIC ACCOUNTANT whose op

**OHA**
(Name - *if ind*

**100 E. SYBELIA AVENUE, SUITE 130, MA** **32751**
(Address and City) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or a

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, **CHARLES G CHRISTENSEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **TRADE-PMR, INC.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MONIKA BALDWIN
MY COMMISSION # FF 164964
EXPIRES: October 1, 2018
Bonded Thru Notary Public Underwriters


Charles G. Christensen
Signature

CFO
Title

Monika Baldwin
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRADE-PMR, INC.

## FINANCIAL STATEMENT

## DECEMBER 31, 2016

**TRADE-PMR, INC.**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

## TABLE OF CONTENTS



# hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trade-PMR, Inc.

We have audited the accompanying statement of financial condition of Trade-PMR, Inc.. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Trade-PMR, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 22, 2017

**TRADE-PMR, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

ASSETS

| | |
|---|---|
| **Current assets:** | |
| Cash and cash equivalents | $ 839,740 |
| Deposit with clearing broker | 100,035 |
| Receivables from clearing broker | 461,146 |
| Accounts receivable | 87,830 |
| Prepaid expenses and other current assets | 206,819 |
| Related party receivable | 25,000 |
| Property and equipment, net of accumulated depreciation of $226,369 | 107,494 |
| **Total asset** | $ 1,828,064 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 365,140 |
| Subordinated loan | 480,000 |
| Deferred tax liability | 30,552 |
| **Total liabilities** | 875,692 |
| **Stockholder's equity:** | |
| Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding | 17 |
| Additional paid-in capital | 739,188 |
| Retained earnings (deficit) | 213,167 |
| **Total stockholder's equity** | 952,372 |
| **Total liabilities and stockholder's equity** | $ 1,828,064 |

*The accompanying notes are an integral part of these financial statements.*

# TRADE-PMR, INC.
# NOTES TO FINANCIAL STATEMENTS
# FOR THE YEAR ENDED DECEMBER 31, 2016

## 1. ORGANIZATION AND NATURE OF BUSINESS

Trade-PMR, Inc. (the "Company") was incorporated on October 30, 1998, in the state of Florida. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The U.S. dollar ($) is the functional currency of the Company.

The Company operates an office in Gainesville, Florida. The Company is an introducing broker-dealer and clears its trades through First Clearing LLC (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations. The Company provides online brokerage services for investment advisors and individuals.

The company is a wholly-owned subsidiary of Trade-PMR Group, Inc. (the "Parent").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash equivalents*** - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

***Fair Value of Financial Instruments*** - Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

***Due from clearing broker*** - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results and the Company uses specific write-off.

***Property and Equipment*** – Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

***Revenue recognition*** - Customers' securities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly on an as earned basis.

***Income taxes*** - The Company is included in the consolidated tax return filed by Trade-PMR, Inc. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Trade-PMR, Inc. .

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2016, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Income taxes (continued)*** - The federal and state income tax returns of the Company for 2015, 2014, and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

***Use of estimates*** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. RELATED PARTY TRANSACTIONS

On January 1, 2014, the Company entered into a month to month real property operating lease agreement ("Agreement") with Trade-PMR Parkview, LLC, a related party. The parties mutually agreed that this lease supersedes all prior leases. During 2016 the company paid rents of $7,000 per month for a total of $84,000.

On June 1, 2014, the Company entered into a Management Services Agreement with its parent company Trade-PMR Group, Inc. The agreement may be terminated by either party. During the year, the Company paid a total of $577,000 under this agreement.

Total payments under these agreements to both related parties totaled $661,000 during the year which is recorded in the parent company expense on the Statement of Income.

Additional sponsorship fees of $55,000 were paid during 2016 for a conference organized by its Parent Company.

During the year, the Parent Company repaid a loan to the Company in the amount of $500,084 plus interest of $4,685. The interest income is recorded in the interest income on the Statement of Income.

## 4. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at December 31, 2016:

| | |
|---|---|
| Computers | 275,001 |
| Art | 17,636 |
| Office furniture | 41,226 |
| | 333,863 |
| Less: accumulated depreciation | 226,369 |
| | $ 107,494 |

Depreciation expense for the year ended December 31, 2016 was $34,348.

## 5. INCOME TAXES

The company files a corporate income tax return which consolidates the net income for all related parties. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

The components of the income tax provision are shown below:

| | |
|---|---|
| Federal Income Tax Expense | $ 90,403 |
| State Income Tax Expense | 46,816 |
| Provision for income taxes | $ 137,219 |

The amount of deferred taxes payable is recognized as of the date of the financial statements, utilizing current tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2016, the Company's deferred tax liability between the treatment of tax and book related assets and liabilities was $30,552.

## 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2016, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital requirement and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016 the Company had net capital of $1,005,230 which was $955,230 in excess of its required net capital of $50,000. The Company had a ratio of aggregate indebtedness to net capital of 39.36% based on an aggregated indebtedness of $395,692 at December 31, 2016.

## 8. COMMITMENTS AND CONTINGENCIES

The Company entered into a Consent Order with the State of Connecticut Department of Banking ("Department") for the purpose of resolving an investigation by the Department that may have led to an administrative proceeding. The results of the Department's investigation led to the belief that the Company may have violated certain provisions through inaction or a lack of system monitoring with regard to advisory fees deducted by an unaffiliated registered investment adviser. The Consent Order required the Company to establish a fund in the amount of $75,000 for the benefit of affected clients and distribute those proceeds to the affected clients. Distribution of the $75,000 in accordance with the Consent Order was made prior to December 31, 2016.

The same conduct underlying the Consent Order has led to an arbitration claim being filed against the Company by clients that were subjected to excess fee deductions by the unaffiliated registered investment advisor. The Company has defenses available to vigorously contest the claim. The company has not accrued for this claim as the outcome cannot be determined. This claim does not pose any material adverse effect on the Company's financial position.

An additional, potential claim by a third client was settled before a claim was filed in arbitration for $7,500. The Company has also implemented additional procedures to prevent future conduct underlying these current claims. The Company has accrued for this claim in its current financial operations.

An additional, ongoing claim against the Company was filed in arbitration by an unaffiliated registered investment adviser claiming the Company failed to execute an order. The Company contends the claim is without merit and has defenses available to vigorously contest the claim. Based on current information and advice of counsel, the outcomes of all ongoing arbitrations are not expected to have a material adverse effect on the Company's financial position.

The Company has been subject to an ongoing examination by FINRA throughout 2016 and has been referred to enforcement. FINRA asserts the Company failed to establish adequate compliance and supervisory procedures relating to Anti-Money Laundering, Regulation S-P, complaint reporting, and an overall supervisory system. The review of the identified inadequacies is ongoing and the disposition is unknown. The disposition has the potential to result in fines assessed against the Company, but an amount cannot be estimated.

## 9. SUBORDINATED LOAN

The Company obtained a subordinated loan from its clearing firm on November 29, 2013. The loan in the amount of $800,000 is due to First Clearing, LLC. Under the terms of this loan, the loan is treated as subordinated debt. The loan is a term loan and is payable over five annual installments of $160,000 in

## 9. SUBORDINATED LOAN (continued)

principal, and bears interest at prime rate plus 1.75% resetting annually at the anniversary of the loan origination date. The loan is unsecured and has been approved by FINRA. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Interest paid in 2016 to First Clearing related to this agreement was $32,000.

The loan repayment schedule was extended in 2014 with first installment scheduled to begin December 1, 2015. The current repayment schedule is as follows:

| Installment Payment Due Date | Principal Installment Amount | Balance Owed |
|---|---|---|
| December 1, 2015 | $160,000 | $0 |
| December 1, 2016 | $160,000 | $0 |
| December 1, 2017 | $160,000 | $160,000 |
| December 1, 2018 | $160,000 | $160,000 |
| December 1, 2019 | $160,000 | $160,000 |
| | $800,000 | $480,000 |

## 10. RETIREMENT PLAN

The Company sponsors a 401 (k) profit sharing plan ("Plan") that covers eligible employees. Beginning in 2015 the Plan was amended for the Company to make matching contribution up to 5% of eligible employee voluntary salary deferrals.

The Plan provides for contributions to eligible employees based on total compensation. The plan also provides for voluntary salary deferrals for eligible employees. The Company's matching contributions made to the Plan for the year ended December 31, 2016 were $106,932.

## 11. ADVERTISING COST

The Company expenses the cost of advertising as incurred.

## 12. SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2017 through February 22, 2017, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.